CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR

Mr. John Stickel, Esq.

Mr. J. Nolan McWilliams, Esq.

Office of Finance

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

May 24, 2022

Re:	iShares S&P GSCI Commodity-Indexed Trust Registration Statement on Form S-3 Filed April 1, 2022 File No. 333-264092

Dear Messrs. Stickel and McWilliams:

On behalf of our client, iShares S&P GSCI Commodity-Indexed Trust (the "Trust"), set forth below are the Trust's responses to the comments received from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") by letter dated April 14, 2022 (the "Comment Letter") in connection with the Trust's Registration Statement on Form S-3 (the "Registration Statement"), which was filed with the SEC on April 1, 2022. Concurrently with the filing of this response letter, the Trust is filing Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"). The Amended Registration Statement has been updated in response to the Staff’s comments made in the Comment Letter.

The Trust's responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of a marked copy of the Amended Registration Statement, which was submitted today by the Trust via EDGAR, unless otherwise specified. Capitalized terms have the meanings assigned in the Registration Statement unless otherwise defined in this letter.

Registration Statement on Form S-3

Prospectus Summary, page 1

1.

Please prominently discuss here and in the Business of the Trust section on page 43 the impact of current geopolitical events as a result of Russia’s invasion of Ukraine on the market for commodities futures, the futures contracts on the S&P GSCI-ER, the market for the material individual commodities comprising the index, and the trust. Please place this discussion in context by quantifying, to the extent information in available, commodity prices, the price of index futures contracts, the extent to which the commodities futures market is experiencing backwardation, the price of your shares, and the increased trading volume of commodities futures and your shares as of the most recent practicable date. Similarly revise the last risk factor on page 18 by describing specific risks of current geopolitical events for the commodities and futures markets, the trust and its investments, and the impact of current events on underlying assumptions and expectations and the potential for resulting volatility and losses.

John Stickel, Esq.
J. Nolan McWilliams, Esq.
United States Securities and Exchange Commission
May 24, 2022

In response to the Staff's comment, the Trust has revised the disclosure on pages 7, 18 and 45 of the prospectus.

2.

Please place the discussion of position limits in context by quantifying and disclosing whether you are approaching the position limits of the CFTC or CME such that the position limits are likely to restrict your ability to continue to invest in index future contracts or suspend issuances of shares. In addition, please disclose your specific plans, if any, to purchase other interests or other instruments in the event you are no longer able to purchase index futures contracts.  To the extent you have discretion under applicable regulatory requirements to invest in these other instruments, so state.

In response to the Staff's comment, the Trust has revised the disclosure on page 1 of the prospectus to disclose that the position limits established by the CFTC or CME may restrict the Trust's ability to continue to invest in Index Futures or to issue new Shares.

The Trust supplementally advises the Staff that, as of the date of this letter, the Trust is not approaching the position limits of the CFTC or CME such that the position limits are likely to restrict the Trust's ability to continue to invest in Index Futures or to issue new Shares. Additionally, the Trust does not currently have specific plans to purchase other interests in the event it is no longer able to purchase Index Futures.

3.

Please disclose here and in your risk factors whether or not your futures commission merchant (FCM) has placed position constraints on the number of index future contracts you may purchase, and, if so, how those constraints may impact your ability to invest in index futures contracts. In addition, please add a risk factor or update the risk factor on page 21 to specifically address the risks of having only one FCM.

In response to the Staff's comment, the Trust has revised the disclosure on page 1 of the prospectus to disclose that, although internal risk limits implemented by the Clearing FCM do not constrain the size of positions in Index Futures that the Clearing FCM will trade or clear for the Trust, if the Trust's Clearing FCM were to reduce its internal risk limits in respect of Index Futures that it trades or clears for the Trust, this could adversely impact the Trust's ability to transact in Index Futures, issue new Shares or reinvest income in additional Index Futures positions. In addition, the Trust has revised the disclosure on page 21 of the prospectus to add a new risk factor to specifically address the risks of having only one FCM.

John Stickel, Esq.
J. Nolan McWilliams, Esq.
United States Securities and Exchange Commission
May 24, 2022

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely, /s/ Clifford R. Cone Clifford R. Cone

cc:        Paul Lohrey, BlackRock, Inc.

Marisa Rolland, BlackRock, Inc.

Jennifer E. Kerslake, BlackRock, Inc.

Jason D. Myers, Clifford Chance US LLP